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Schedule 13G                                                         Page 1 of 4
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               AMENDMENT NO. ___


                              Aether Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00808V105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 / /  Rule 13d-1(b)

 / /  Rule 13d-1(c)

 /X/  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13G                                                         Page 2 of 4

CUSIP No. 00808V105
-------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
             3Com Corporation  94-2605794
-------------------------------------------------------------------------------

         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

              (a) / /

              (b) /X/  Not Applicable
-------------------------------------------------------------------------------
         3.  SEC Use Only
-------------------------------------------------------------------------------

         4.  Citizenship or Place of Organization  U.S.
-------------------------------------------------------------------------------

5.    Sole Voting Power  -0-
-------------------------------------------------------------------------------

6.    Shared Voting Power  13,170,506
-------------------------------------------------------------------------------

7.    Sole Dispositive Power  2,114,932
-------------------------------------------------------------------------------

8.    Shared Dispositive Power  -0-
-------------------------------------------------------------------------------
         9. Aggregate Amount Beneficially Owned by Each Reporting Person 13,170,506
-------------------------------------------------------------------------------

         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

         11.  Percent of Class Represented by Amount in Row (9)  32.6%
-------------------------------------------------------------------------------
         12.  Type of Reporting Person (See Instructions)
              CO
-------------------------------------------------------------------------------

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Schedule 13G                                                         Page 3 of 4

ITEM 1.

     (a)  Name of Issuer

          Aether Systems, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          11460 Cronridge Drive
          Owings Mills, Maryland 21117

ITEM 2.

     (a)  Name of Person Filing

          3Com Corporation ("3Com")

     (b)  Address of Principal Business Office or, if none, Residence

          5400 Bayfront Plaza
          Santa Clara, California 95052

     (c)  Citizenship
          3Com is a Delaware corporation

     (d)  Title of Class of Securities

          Common Stock, par value $0.01 per share

     (e)  CUSIP Number

          00808V105


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable


ITEM 4.    OWNERSHIP

     (a)  Amount beneficially owned:

          13,170,506

     (b) Percent of class:

          32.6%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:

               0 shares of Common Stock.

         (ii)  Shared power to vote or to direct the vote:

               As a result of the voting agreement with Telcom-ATI Investors, L.L.C., Reuters MarketClip Holdings Sarl, and NexGen Technologies, L.L.C., 3Com has the shared power to vote 13,170,506 shares of Common Stock.

        (iii)  Sole power to dispose or to direct the disposition of:

               2,114,932 shares of Common Stock.

Schedule 13G                                                         Page 4 of 4


         (iv)  Shared power to dispose or to direct the disposition of:

               0 shares of Common Stock.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not Applicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not Applicable

ITEM 10.   CERTIFICATION

           By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 22, 2001
                                  3Com Corporation

                                  By: /s/ Mark Michael
                                     ------------------------------------
                                     Name: Mark Michael
                                     Title: General Counsel and Secretary